

Team

ENGINEERING



Susanne Fortunato



MEDICAL



Quinn Wang, MD



GROWTH



Gabrielle Pedriani



Patient Problem:
Hard to Answer Simple Questions

When was my last <u>tetanus shot</u>?

Am I due for a <u>pap smear</u>?

Is my <u>blood pressure</u> normally this low?

Did all that <u>exercise</u> make me healthier?

How much did it cost when I had <u>strep</u>?

Am I being <u>screened for everything</u> I should be?

Research Problem:
Flawed Data = Flawed Conclusions

Clinical & claims data rarely connected

No way to know if patients took prescribed meds

13% of patient IDs are corrupted

25+% missing medication data

30+% missing lab data

No additional wellness data

Can't tell when data is incorrect or incomplete

The Solution



Include patients in data aggregation to create true longitudinal records

Dashboard

Conditions

Medications

Vital Signs

Results ⌄

Cardiac

Metabolic

Hormonal

Blood Counts

Sexual Health

Add'l Screenings

Imaging

All Results

CHOLESTEROL TEST RESULTS

Adults at average risk of developing coronary artery disease should have their cholesterol checked **every five years**, beginning at age 18. More-frequent testing might be needed if your initial test results were abnormal or if you already have coronary artery disease, you're taking cholesterol-lowering medications, or you're at higher risk of coronary artery disease.

Show 10 ⇕ entries   Search:

Date	LDL	HDL	Triglycerides	Total Cholesterol	Ratio
2015/10/03	77	86	64	177	
2019/09/13	110 high	89	77	203 high	

Higher levels of LDL raise your risk of heart disease

Showing 1 to 2 of 2 entries   ‹   **1**   ›

OTHER CARDIAC BLOOD TESTS

Substances in your blood can help your doctor determine if you have heart failure or are at risk of developing plaque deposits in your arteries (atherosclerosis). It's important to remember that one blood test alone doesn't determine your risk of heart disease. The most important risk factors for heart disease are smoking, high blood pressure, high cholesterol and diabetes.

Patient Registry Data Market



898M in 2018

2.5B in 2027

12% CAGR

Data Licensing Agreements:
One time data delivery,
500k ARR avg deal size

Data Product Competition

	WINGSPAN	Iqvia	Optum	GNS	OM1	OneRecord	Backpack Health
Clinical Records	☑	☑	☑	☐	☑	☑	☑
True Longitudinal Record	☑	☐	☐	☐	☐	☑	☑
Unique Patient IDs	☑	☐	☐	☐	☐	☑	☑
Can Communicate with Patient	☑	☐	☐	☐	☐	☑	☑
Claims Data	☐	☑	☑	☑	☑	☐	☐
Linked Clinical & Claims	☐	☐	☐	☐	☑	☐	☐
Wellness Data (fitness, food)	☐	☐	☐	☐	☐	☐	☐
Medication Adherence	☐	☐	☐	☐	☐	☐	☐
Symptom Tracking	☐	☐	☐	☐	☐	☐	☐
Genomic Data	☐	☐	☐	☐	☐	☐	☐

User Product Competition

	WINGSPAN	Apple HealthKit	OneRecord	Backpack	PicnicHealth
Big Picture View (data mapping)	☑	☐	☐	☐	☐
Data Integration	☑	☑	☑	manual for user	manual for company
High Coverage w/o FHIR legislation change?	☑	☐	☐	☐	☐
Epic	☑	☑	☑	☐	☐
Cerner, Allscripts	☑	☑	☐	☐	☐
Others	☑	☐	☐	☐	☐
Auth Cycle	1 time	every 2 days	every 2 days	☐	1 time
Wellness Data	☑	☑	☐	☐	☐
Free for User	☑	☑	☑	☑	☐
web based	☑	iPhone only	☑	☑	☑

WE'VE GOT DATA

300+ HEALTHCARE ORGS INTEGRATED IN <6 MONTHS
700+ IN <1 YEAR





Next 6 Months

USER GROWTH

2,000 Active Users

30-40% MOM growth (continued)

PRODUCT

90% coverage of US health systems

New data sources: health insurance, fitness/nutrition, consumer health